

June 1, 2011

Via E-mail
Seon Won
President & Chief Executive Officer
SW China Imports, Inc.
15800 Crabbs Branch Way, Ste. 310
Rockville, MD 20855

> **Re: SW China Imports, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 3, 2011**
> **File No. 333-173873**

Dear Mr. Won:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you are not a blank check company and have no plans or intentions to merge with an unidentified company. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

   - Your disclosure indicates that you are a development stage company issuing penny stock.

   - You have not generated any revenues and have conducted little business activity since your incorporation.

   - You have not yet commenced operations and it is unclear whether you will be able to do so within the next 12 months.

- You do not have any assets.

- You will be unable to implement your business plan without obtaining substantial additional funding.

- Your registration statement contains very general disclosure related to the nature of your business plan and the services or products you intend to offer.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company, including a description of your day-to-day operations.

Cover Page of the Registration Statement

2. Please include the date filed and registration statement number on the cover.

Prospectus Cover Page

3. Since there is no minimum amount of shares that must be sold, please state that the proceeds of the offering may be $0 to $500,000. See Item 501(b)(3) of Regulation S-K.

4. Please describe the effect on investors of the fact that funds received in this offering will not be placed in escrow or trust, including that such funds may be seized by your creditors and that if you fail to raise enough capital to commence operations, investors could lose their entire investment and will not be entitled to a refund. See Item 501(b)(8)(iii) of Regulation S-K.

Risk Factors, page 8

If our common stock is accepted for quotation on the OTC Bulletin Board, page 13

5. Please revise your disclosure to state whether you intend to apply for quotation on the OTCBB, and to clarify that to be quoted on the OTCBB a market maker must file an application on your behalf. Also state that there is no guarantee that a market maker will agree to file an application your behalf and that even if an application is filed, there is no guarantee that you will be accepted for quotation.

Use of Proceeds, page 15

6. Please disclose the amount of anticipated offering costs expected to be deducted from the gross offering proceeds under each of the 25%, 50%, 75% and 100% offering scenarios. Please also disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold and include language clarifying that the offering scenarios presented are for illustrative purposes only and that the actual amount of proceeds, if any, may differ. See Item 504 of Regulation S-K.

Dilution, page 15

7. Please revise your presentation to show the dilution for purchasers in your offering utilizing the anticipated net proceeds rather than gross proceeds.

Plan of Distribution, page 16

Procedures for Subscribing, page 18

8. Please disclose the manner in which subscribers of your shares will receive such shares. Also file the form subscription agreement to be used in the offering as an exhibit.

Management's Discussion & Analysis or Plan of Operation, page 18

Results of Operations, page 19

9. We note that you paid $50,000 to an outside consultant for the development of your website. Please briefly describe the material terms of the consulting agreement and if written, file the agreement as an exhibit.

Description of our Business and Properties, page 19

Proposed Milestones to Implement Business Operations, page 22

10. With a view towards informing investors of the way in which your proposed timeline may be affected by the amount of funds received in this offering, please state what you plan to do in the event that you do not raise enough funds to order $50,000 in inventory, including whether you will place a smaller order or will wait until you raise additional funds before you place any such order.

Certain Relationships and Related Transactions and Corporate Governance, page 29

11. Please disclose the loan advanced to the company by Mr. Won. See Items 404(a) and (d) of Regulation S-K.

12. It appears that Mr. Hwang is also employed by the law firm that rendered the legal opinion in this filing. Please provide the disclosure required by Item 404(a) of Regulation S-K and disclose this relationship in the "Interests of Named Experts and Counsel" section below. See Item 509 of Regulation S-K.

13. We note your risk factor disclosure on page 11 that you have not identified a plan to resolve any conflict of interest that may arise due to Mr. Won's involvement in competing business activities in the same industry. Please disclose such possible conflicts.

14. Please identify each of your promoters and state the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the company, and the nature and amount of any assets, services or other consideration therefore received or to be received by the company. See Item 404(c) of Regulation S-K and Rule 405 of Regulation C.

Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1 – Legal Opinion of Ki-Hwang, LLC

15. Please delete as inappropriate the disclaimer in the last sentence of the first paragraph.

16. Please remove as inappropriate the limitation to Nevada "securities" laws in the second paragraph of the opinion.

17. Please change the reference to "Experts" in the last paragraph to "Interests of Named Experts and Counsel."

Signatures, page III-3

18. Please ensure that language in your signature block conforms to the language set forth in Form S-1. Also revise your signature block to differentiate the signatures on behalf of the company and the signatures where your officers and directors have signed the registration statement in their individual capacities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: J. Scott Sitra
        Taurus Financial Partners, LLC